Exhibit 99.1

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	June 30,	December 31,
		2013	2012

ASSETS
Current assets
Cash and cash equivalents		$46,646	$45,108
Restricted cash		1,608	3,202
Funds receivable from payment processors		6,080	10,057
Security deposits		-	2,780
Accounts receivable		1,706	1,912
Prepaid expenses and other assets		948	940
Total current assets		$56,988	$63,999

Non-current assets
Property and equipment		2,185	2,207
Intangible assets		2,024	2,856
Goodwill		2,580	2,580
Deferred tax assets		6,948	6,485
Long-term investment	10	2,500	-
Other assets		563	617
Total non-current assets		$16,800	$14,745
Total assets		$73,788	$78,744

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		3,191	4,673
Payable to loyalty program partners		40,891	44,912
Current portion of other liabilities		1,221	594
Total current liabilities		$45,303	$50,179

Non-current liabilities
Other liabilities		573	738
Total non-current liabilities		$573	$738

Total liabilities		$45,876	$50,917

SHAREHOLDERS’ EQUITY
Share capital	4	57,585	57,564
Contributed surplus		10,386	10,105
Accumulated other comprehensive loss		(441)	(54)
Accumulated deficit		(39,618)	(39,788)
Total shareholders’ equity		$27,912	$27,827
Total liabilities and shareholders’ equity		$73,788	$78,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the six months
		ended		ended
		June 30,	June 30,	June 30,	June 30,
		2013	2012	2013	2012
REVENUE
Principal		$39,891	$34,208	$74,491	$59,548
Other partner revenue		2,023	2,112	4,327	4,801
Interest		10	9	24	18
Total Revenue		$41,924	$36,329	$78,842	$64,367

EXPENSES
Direct cost of principal revenue		34,515	29,192	64,774	50,824
Employment costs		4,374	3,610	8,869	7,204
Marketing & communications		307	334	576	700
Technology services		323	157	558	331
Depreciation and amortization		848	699	1,767	1,360
Foreign exchange (gain) loss		(24)	29	4	(16)
Operating expenses		1,233	935	2,364	2,090
Total Expenses		$41,576	$34,956	$78,912	$62,493

OPERATING INCOME (LOSS) BEFORE INCOME TAX		$348	$1,373	$(70)	$1,874

Income tax expense (recovery)		130	69	(240)	(4)
NET INCOME		$218	$1,304	$170	$1,878

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $117 and $156 for the three and six months ended June 30, 2013 (2012: expense of $3 and $15)		(324)	7	(432)	41
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $5 and $16 for the three and six months ended June 30, 2013 (2012 – expense of $4 and $22)		13	(12)	45	(63)
Other comprehensive loss for the period, net of income tax		$(311)	$(5)	$(387)	$(22)

TOTAL COMPREHENSIVE INCOME (LOSS)		$(93)	$1,299	$(217)	$1,856

EARNINGS PER SHARE
Basic earnings per share	5	$0.01	$0.09	$0.01	$0.12
Diluted earnings per share	5	$0.01	$0.09	$0.01	$0.12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capi-	Contrib-	Total	Unrealized	Accumu-	Accumu-	Total share-
(Unaudited)	tal	uted Sur-	Capital	gains	lated	lated defi-	holders’ equity
		plus		(losses) on	other	cit
				cash flow	compre-
				hedges	hensive
					income
					(loss)

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net lncome	-	-	-	-	-	170	170

Other comprehensive loss	-	-	-	(387)	(387)	-	(387)
Total comprehensive loss	-	-	-	(387)	(387)	170	(217)
Effect of share option compensation plan	-	300	300	-	-	-	300
Effect of RSU compensation plan	-	228	228	-	-	-	228
Share issuances	616	(247)	369	-	-	-	369
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at June 30, 2013	$57,585	$10,386	$67,971	$(441)	$(441)	$(39,618)	$27,912

Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net Income	-	-	-	-	-	1,878	1,878

Other comprehensive loss	-	-	-	(22)	(22)	-	(22)
Total comprehensive income	-	-	-	(22)	(22)	1,878	1,856
Effect of share option compensation plan	-	335	335	-	-	-	335
Effect of RSU compensation plan	-	84	84	-	-	-	84
Share issuances	1,103	(416)	687	-	-	-	687
Share capital held in trust	(489)	-	(489)	-	-	-	(489)
Balance at June 30, 2012	$57,992	$9,674	$67,666	$21	$21	$(46,172)	$21,515

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	Note	For the three months		For the six months
(Unaudited)		Ended		Ended
		June 30,	June 30,	June 30,	June 30,
		2013	2012	2013	2012

Cash flows from operating activities
Net income for the period		$218	$1,304	$170	$1,878
Adjustments for:
Depreciation of property and equipment		291	138	663	269
Amortization of intangible assets		557	561	1,104	1,091
Unrealized foreign exchange (gain) loss		81	(347)	(290)	(84)
Equity-settled share-based payment transactions	6	292	201	528	419
Deferred income tax expense (recovery)		101	73	(323)	(10)
Unrealized net gain/loss on derivative contracts designated as cash flow hedges		(423)	(6)	(526)	(29)
Changes in non-cash balances related to operations	8	7,733	(6,523)	1,968	(5,155)
Net cash provided by (used in) operating activities		$8,850	$(4,599)	$3,294	$(1,621)

Cash flows from investing activities
Acquisition of property and equipment		(236)	(144)	(641)	(328)
Additions to intangible assets		(171)	(170)	(272)	(293)
Long-term Investment		(2,499)	-	(2,500)	-
Changes in restricted cash		1,575	-	1,575	-
Purchase of convertible debenture		-	(255)	-	(255)
Net cash used in investing activities		$(1,331)	$(569)	$(1,838)	$(876)

Cash flows from financing activities
Proceeds from exercise of share options		182	318	370	687
Payment for share purchases		(595)	(489)	(595)	(489)
Net cash provided by (used in) financing activities		$(413)	$(171)	$(225)	$198

Net increase (decrease) in cash and cash equivalents		$7,106	$(5,339)	$1,231	$(2,299)
Cash and cash equivalents at beginning of the period		39,611	37,622	45,108	34,853
Effect of exchange rate fluctuations on cash held		(71)	357	307	86
Cash and cash equivalents at end of the period		$46,646	$32,640	$46,646	$32,640

Interest Received		$10	$8	$27	$18
Interest Paid		$-	$-	$-	$-

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2013 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2012 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standard Board (“IASB”). The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 7th, 2013.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3. SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the 2012 financial statements. In addition, the Corporation adopted the following accounting pronouncements, which are effective for the Corporation’s interim and annual consolidated financial statements commencing Janu-ary 1, 2013.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. There was no impact to the unaudited condensed consolidated interim financial statements upon adoption.

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IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures that enable users to assess the methods and inputs used to develop fair value measurements. There was no measurement impact to the unaudited condensed consolidated interim financial statements upon adoption.

IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which requires that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Company has reflected this in the Consolidated Statement of Comprehensive Income.

New standards and interpretations not yet adopted

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

4. SHARE CAPITAL

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2012	15,168,239	$57,564
Exercise of share options(1)	45,803	523
Share capital held in trust(2)	-	(502)

Balance at June 30, 2013	15,214,042	$57,585

(1)	84 options previously issued to employees were exercised at CAD$3.70 per share.
16,801 options previously issued to employees were exercised at CAD$4.60 per share.
500 options previously issued to employees were exercised at CAD$4.90 per share.
3,000 options previously issued to employees were exercised at CAD$5.00 per share.
1,000 options previously issued to employees were exercised at CAD$6.00 per share.
5,833 options previously issued to employees were exercised at CAD$7.00 per share.
1,976 options previously issued to employees were exercised at CAD$9.74 per share.
166 options previously issued to employees were exercised at CAD$9.86per share.
250 options previously issued to employees were exercised at CAD$10.70 per share.
11,443 options previously issued to employees were exercised at CAD$11.04 per share.
4,750 options previously issued to employees were exercised at CAD$18.10 per share.

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(2)	11,788 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on March 19, 2013.

34,000 common shares have been repurchased and held in trust to fulfill the RSU issuance obligation as the units vest to employees in 2013.

At June 30, 2013 all issued shares are fully paid. The holders of common shares are entitled to receive dividends if any, and are entitled to one vote per share.

5. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three month period ended June 30,	2013	2012
Net income for basic and diluted earnings per share available to common shareholders	$218	$1,304
Weighted average number of common shares outstanding – basic	15,202,067	15,142,240
Effect of dilutive securities – share-based payments	300,122	190,825
Weighted average number of common shares outstanding -diluted	15,502,189	15,333,065
Earnings per share - reported
Basic	$0.01	$0.09
Diluted	$0.01	$0.09

For the six month period ended June 30,	2013	2012
Net income for basic and diluted earnings per share available to common shareholders	$170	$1,878
Weighted average number of common shares outstanding – basic	15,187,624	15,110,551
Effect of dilutive securities – share-based payments	265,838	167,794
Weighted average number of common shares outstanding –diluted	15,453,462	15,278,345
Earnings per share - reported
Basic	$0.01	$0.12
Diluted	$0.01	$0.12

a) Basic earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

b) Diluted earnings per share

Diluted earnings per share represents what the earnings per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an exercise price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

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The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

6. SHARE-BASED PAYMENT

At June 30, 2013, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in the three and six months ended June 30, 2013 and 2012 were calculated using the following weighted assumptions:

	Three month period		Six month period
For the period ended June 30,	2013	2012	2013	2012
Dividend Yield	NIL	NIL	NIL	NIL
Risk free rate	1.22%	1.33%	1.14%	1.43%
Expected volatility	38.24%	59.65%	39.64%	64.60%
Expected life of options in years	4.20	4.20	4.20	4.20

A summary of the status of the Corporation’s share option plan since January 1, 2013 is presented below:

		Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2013	635,804	$8.73
Granted	154,158	$15.97
Exercised	(45,803)	$8.25
Expired and forfeited	(38,570)	$17.29
Balance at June 30, 2013	705,589	$9.87
Exercisable at June 30, 2013	407,502	$8.11

Options available to grant	568,927

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Share unit plan

Under the share unit plan, employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. As at June 30, 2013, 126,352 RSUs were outstanding. There were no PSUs outstanding as at June 30, 2013.

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2013	94,318	$10.91
Granted	53,554	$16.28
Vested	(11,788)	$9.74
Forfeited	(9,732)	$11.81
Balance at June 30, 2013	126,352	$13.20

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. As at June 30, 2013, 100,212 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements under IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $292 and $528 for the three and six month period ended June 30, 2013 (2012 - $201 and $419).

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$3,010	$774		$729	$739	$564	$204
Principal revenue(2)	238,180	57,754		103,897	76,529	-	-
Investment commitment(3)	2,500	2,500		-	-	-	-
	$243,690	$61,028		$104,626	$77,268	$564	$204

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and ser- vice agreements for web hosting services.
(2)

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transac- tions processed over the term of its agreements with certain loyalty program partners.

(3)

The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contin- gent on specific performance milestones being met. Management anticipates the milestones to be met in year 1 (see Note 10).

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

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8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Six months ended
For the period ended June 30,	2013	2012	2013	2012
Decrease (increase) in funds receivable from payment processors	$3,550	$(3,033)	$3,977	$4,078
Decrease (increase) in security deposits	3,209	(277)	2,780	(481)

Increase in accounts receivable	2	167	206	796
Decrease (increase) in prepaid expenses and other assets	411	140	(8)	7
Decrease in other assets	25	17	54	40
(Decrease) increase in accounts payable and accrued liabilities	407	(229)	(1,482)	(675)
(Decrease) increase in other liabilities	212	(60)	462	(245)
Decrease in payable to loyalty program partners	(83)	(3,248)	(4,021)	(8,675)
	$7,733	$(6,523)	$1,968	$(5,155)

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended		Six months ended
For the period ended June 30,	2013	2012	2013	2012

Revenue
United States	$33,349	$27,548	$60,300	$47,554
Europe	7,952	8,335	17,349	15,971
Canada and other	623	446	1,193	842
	$41,924	$36,329	$78,842	$64,367

Revenue
United States	80%	76%	76%	74%
Europe	19%	23%	22%	25%
Canada and other	1%	1%	2%	1%
	100%	100%	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At June 30, 2013, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended June 30, 2013, there were four (2012 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these four partners represented 79% (2012 – 79%) of the Corporation’s total revenue.

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For the six month period ended June 30, 2013, there were three (2012 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 68% (2012 – 74%) of the Corporation’s total revenue.

10. INVESTMENT IN CHINA REWARDS

In 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment will be made in a series of tranches, subject to certain milestones being met.

In April, 2013, the Corporation completed its first full tranche investment of $2,499 in China Rewards.

As at June 30 2013, the Corporation has made an investment of $2,500 in China Rewards.

11. FINANCIAL INSTRUMENTS

Determination of fair value

For funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, their fair values approximates their carrying values at June 30, 2013 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at June 30, 2013 and December 31, 2012 are as follows:

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As at June 30 2013	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$-	$-	$-

Investment in China Rewards(ii)			2,500	2,500

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(576)	-	(576)
	$-	$(576)	$2,500	$1,924

As at December 31 2012	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$41	$-	$41

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(90)	-	(90)
	$-	$(49)	$-	$(49)

(i)	The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.
(ii)	Management has recently made an investment in China Rewards. Going forward, management will value the Corporation’s interest based on the assessment of the valuation of China Rewards.

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